Marc J. Adesso Phone: (312) 876-7160 marc.adesso@saul.com www.saul.com

January 6, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C., 20549

Attn: Stacie Gorman and James Lopez

Re:	Signal Hill Acquisition Corp. Draft Registration Statement on Form S-1 Submitted July 2, 2021 CIK No. 0001855885

Dear Ms. Gorman and Mr. Lopez:

Signal Hill Acquisition Corp. (the “Company”) is in receipt of the above-captioned Comment Letter (the “Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on July 2, 2021 (the “DRS”). On behalf of the Company, we are responding to comments provided by the staff (the “Staff”) of the Commission.

For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. In conjunction with these responses, we have live filed today with the Commission our Registration Statement on Form S-1 (the “Registration Statement”).

161 North Clark ◆ Suite 4200 ◆ Chicago, IL 60601 Phone: (312) 876-7100 ◆ Fax: (312) 876-0288
DELAWARE FLORIDA ILLINOIS MARYLAND MASSACHUSETTS MINNESOTA NEW JERSEY NEW YORK PENNSYLVANIA WASHINGTON, DC

A DELAWARE LIMITED LIABILITY PARTNERSHIP

January 6, 2022

Draft Registration Statement on Form S-1 Submitted July 2, 2021

Capitalization, page 76

1.	We note that you are offering 13,040,000 Class A shares as part of your initial public offering of units, but only show 12,226,062 Class A shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the holder, in concluding that all 13,040,000 Class A shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

RESPONSE: As discussed in Note 1 to the Company’s financial statements, all of the shares of Class A common stock to be sold as part of the Units in the Proposed Public Offering (the “Public Shares”) contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s Amended and Restated Certificate of Incorporation. In accordance with ASC 480, all of the shares of Class A common stock to be sold in the public offering are subject to redemption and, accordingly, all of the shares of Class A common stock have been classified as temporary equity in the Company’s Capitalization table.

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Please note that the Company has included certain changes in the Registration Statement other than those in response to the Staff’s comments. To facilitate the Staff’s review, we will separately deliver to the Staff a redlined copy of the Registration Statement, marked to show changes to the DRS.

We appreciate the opportunity to respond to your comments. If you have any questions during your review or I can assist in any way, please do not hesitate to contact me.

Sincerely,

/s/ Marc J. Adesso, Esq.

Saul Ewing Arnstein & Lehr LLP

cc:	Jonathan Bond
Chief Executive Officer

Grainne Coen
Chief Financial Officer

John Crozier, Esq.
Saul Ewing Arnstein & Lehr LLP